Exhibit 99.2

NON-EMPLOYEE DIRECTOR COMPENSATION POLICY

Each member of the Board of Directors (the “Board”) who is not an employee or consultant to Tranquil Healthcare, Inc. (the “Company”) or any of its subsidiaries (each such member, an “Eligible Director”) will receive the compensation described in this Non-Employee Director Compensation Policy for his or her Board service. An Eligible Director may decline all or any portion of his or her compensation by giving notice to the Company prior to the date cash may be paid or equity awards are to be granted, as the case may be. This policy is effective as of October 22, 2025 (the “Effective Date”) and may be amended at any time in the sole discretion of the Board. This policy supersedes any prior agreement that provides for compensation terms as of the Effective Date.

Cash Compensation

The annual cash compensation amount set forth below is payable to Eligible Directors in equal quarterly installments, payable in arrears on the last day of each calendar quarter in which the service occurred. If an Eligible Director joins the Board at a time other than effective as of the first day of a calendar quarter, the payment for such quarter, as set forth below, will be pro-rated based on days served in the applicable calendar quarter, with the pro-rated amount paid for the first calendar quarter in which the Eligible Director provides the service and regular full quarterly payments thereafter. All annual cash fees are vested upon payment. Notwithstanding the foregoing, Eligible Directors will not receive, be entitled to, or accrue for, any cash payments until such time that the Company completes sales of equity securities of the Company resulting in net cash proceeds of at least $300,000 in a single transaction.

The cash compensation for each Eligible Director will be $15,000 per calendar quarter.

Equity Compensation

1.      Initial grants for a new Eligible Director. Upon joining the Board, each new Eligible Director will receive the right to purchase 200,000 shares of the Corporation’s common stock (the “Eligible Director Purchase Right”), with each share having a purchase price equal to the fair market value of one (1) share of common stock as determined in good faith by the Board, and which will vest as follows: (a) 50,000 shares on the grant date, (b) 50,000 shares on the one year anniversary of the grant date, (c) 50,000 shares on the two year anniversary of the grant date and (d) 50,000 shares on the three year anniversary of the grant date, subject to the Eligible Director continuing to serve on the Board at each vesting period. Upon any Eligible Director ceasing to serve on the Board, the Company will have the right to purchase any shares that have not vested from the Eligible Director Purchase Right at the same price per share that the shares were sold to the Eligible Director.

2.      Ad Hoc Grants. The Board may issue additional ad hoc grants to Eligible Directors from time to time if and when determined by the Board.

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